AMENDED AND RESTATED SCHEDULE A

dated September 14, 2022

to the

INVESTMENT ADVISORY AGREEMENT

dated November 16, 2018 between

THE ADVISORS’ INNER CIRCLE FUND III

and

MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance the following fee schedule:

Fund	Rate
Mesirow Enhanced Core Plus Fund	0.37%
Mesirow High Yield Fund	0.55%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

/s/ Ketan Shah
Name:	Ketan Shah
Title:	Senior Managing Director